

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2021

Lisa A. Conte
Chief Executive Officer and President
Jaguar Health, Inc.
200 Pine Street, Suite 400
San Francisco, CA 94104

      Re: Jaguar Health, Inc.
          Registration Statement on Form S-3
          Filed November 22, 2021
          File No. 333-261283

Dear Ms. Conte:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeffrey Gabor at 202-551-2544 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences

cc: Michael S. Lee, Esq.